Filed by CM Life Sciences III Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: CM Life Sciences III Inc.

Commission File No.: 001-40312

Date: August 6, 2021

Employee Q&A: EQRx / CM Life Sciences III
8.6.2021

You have questions? We have answers. We’ve pulled together responses across a range of topics:

●	What We Announced and What That Means (Including Some Key Definitions)

●	Melanie’s and Alexis’ New Leadership Roles

●	EQRx / CM Life Sciences III Transaction: What Does This Mean for Me?

●	What to Do If You’re Asked about This News!

●	Once the Transaction is Complete: Questions Related to Being a New Public Company

●	What This Means for Partners and Prospective Partners

●	Available Resources and Next Steps

Have a question not listed within the document? We want to hear it! Please share what’s on your mind via this form. (We’ll let you know if we don’t know the answer to a question.) We’ll continue to add to this document to reflect questions received.

What We Announced and What That Means (Including Some Key Definitions)

→	What did we announce?

→	We announced that EQRx has entered into a definitive business combination agreement with CM Life Sciences III (Nasdaq: CMLTU), a leading life science-focused special purpose acquisition company, or SPAC, sponsored by affiliates of Casdin Capital, LLC and Corvex Management LP.

→	Financing includes a fully committed and upsized PIPE of $1.2 billion led by SB Management Limited, a 100% subsidiary of SoftBank Group, Casdin Capital and Corvex Management, alongside leading institutional, life science, growth and strategic investors that include Fidelity Management & Research Company LLC, Franklin Templeton, Invus, Rock Springs Capital, Bain Capital Life Sciences, BVF Partners L.P., Boxer Capital, LLC, Avidity Partners, Andreessen Horowitz (a16z), Mubadala Investment Company and its asset management subsidiary, Mubadala Capital, Verily and strategic partners spanning the healthcare ecosystem of integrated delivery networks, health insurers, health systems and therapeutic developers.

→	Upon closing of the business combination, CM Life Sciences III will be renamed “EQRx, Inc.” and its common stock and warrants are expected to remain listed on the Nasdaq Global Market under ticker symbols “EQRX” and “EQRXW,” respectively.

→	We also announced that, effective September 1, 2021, Melanie Nallicheri will assume the role of chief executive officer of EQRx. Alexis Borisy will become executive chairman of EQRx’s board of directors.

→	While today’s announcement is an important step, it does not yet make EQRx a public company, nor does it guarantee that the transaction will close. We are working hard to get there and expect to begin trading on the Nasdaq sometime in the 4th quarter. The full press release announcing the transaction can be seen here.

→	What is CM Life Sciences III and what do they do?

→	CM Life Sciences III (NASDAQ: CMLTU) is a life science-focused special purpose acquisition company (SPAC).

→	What is a SPAC?

→	A SPAC is a “special purpose acquisition company” – also often referred to as a “blank check” company.

→	A SPAC raises a pool of capital in an IPO and then searches for a target company to merge with and “take public” by investing the IPO proceeds into that target company via a merger. The merger results in a combination of the SPAC and the target company.

→	Why go the SPAC route as opposed to a regular IPO?

→	The SPAC transaction was attractive because it presented an efficient way for EQRx to become a public company and also raise a significant amount of capital.

→	Does this mean that we are a public company now?

→	Not yet. It also does not guarantee that the transaction will close. However, there is an expectation that CM Life Sciences III will complete the business combination with EQRx so news on EQRx may impact CMLS III trading. Therefore, we should start to keep this in mind and start behaving as if we were already a public company.

→	What happens in the window between announcing the SPAC merger and officially becoming a public company?

→	We must complete the SEC review and additional administrative and governance activities in order to complete this process.

→	Also, the transaction is subject to the approval of the CM Life Sciences III stockholders and the satisfaction of other customary conditions that are expected to take place in the fourth quarter of 2021.

→	When will we be a public company?

→	If the SPAC process moves forward as expected through approval, we estimate that the close of the transaction will happen in Q4 of this year, at which time we will become a public company, listed on the Nasdaq under the ticker symbol, “EQRx”.

→	Why is EQRx launching the process to go public now?

→	Going public is an efficient way to access a significant amount of capital for our business and is a logical step given that we are building EQRx at scale.

→	Accessing the public markets will allow us to accelerate our growth and support our long-term strategy.

→	What are the terms?

→	The transaction values EQRx at a pre-transaction enterprise value of $3.65 billion with an additional $500M potential performance-based earnout

→	What is the PIPE?

→	In a PIPE (private investment in public equity) transaction, the SPAC and EQRx identify a group of investors to provide additional capital via a private placement of the SPAC’s shares at a price typically equal to the IPO price, which was $10/share.

→	The announced transaction includes a fully committed and upsized PIPE of $1.2 billion led by SB Management Limited, a 100% subsidiary of SoftBank Group, Casdin Capital and Corvex Management, alongside leading institutional, life science, growth and strategic investors that include Fidelity Management & Research Company LLC, Franklin Templeton, Invus, Rock Springs Capital, Bain Capital Life Sciences, BVF Partners L.P., Boxer Capital, LLC, Avidity Partners, Andreessen Horowitz (a16z), Mubadala Investment Company and its asset management subsidiary, Mubadala Capital, Verily and strategic partners spanning the healthcare ecosystem of integrated delivery networks, health insurers, health systems and therapeutic developers.

→	What is the Securities and Exchange Commission (SEC)?

→	The U.S. Securities and Exchange Commission is an independent agency of the United States federal government whose primary purpose is to protect investors; maintain fair, orderly and efficient markets; and facilitate capital formation.

Melanie’s and Alexis’ New Leadership Roles

→	What does Melanie’s transition to CEO mean?

→	Melanie was one of the founders of EQRx. As President and COO, she has been an integral part of the company and its operations. Her depth of involvement across many functions will continue as CEO. Melanie will now join the EQRx board of directors as well and continue in these roles at the public company.

→	What does Alexis’ transition to executive chairman of EQRx’s board of directors mean?

→	Alexis will remain involved within EQRx and our team of EQRx-ers. While Alexis previously served as the chairman of the EQRx board of directors during his time as CEO, he will now transition to the role of executive chairman of EQRx’s board of directors and continue in this role at the public company board.

→	Are any further leadership changes planned?

→	No leadership changes are planned as a result of our announcements.

→	Who will be on the EQRx Board of Directors?

→	At the closing of our transaction, the EQRx Board of Directors will be comprised of the following individuals:

▪	Amy Abernethy, M.D., Ph.D., president of Verily’s clinical research platforms;

▪	Alexis Borisy, current chairman and current chief executive officer, EQRx;

▪	Paul Berns, managing director, ARCH Venture Partners;

▪	Eli Casdin, chief investment officer and founder, Casdin Capital;

▪	Jorge Conde, general partner, Andreessen Horowitz (a16z);

▪	Sandra Horning, M.D., EQRx co-founder and former executive vice president, chief medical officer and global head of product development at Genentech Roche;

▪	Clive Meanwell, M.D., Ph.D., executive chairman and founder of Population Health Partners;

▪	Sam Merksamer, partner at SoftBank Investment Advisers;

▪	Melanie Nallicheri, current president and chief operating officer, EQRx; and

▪	Krishna Yeshwant, M.D., MBA, managing partner of GV.

EQRx / CM Life Sciences III Transaction: What Does This Mean for Me?

→	How will this transaction impact individual EQRx-ers?

→	It means we have secured the funds to continue to grow our business in the way we had envisioned but on a daily basis it is business as usual. It is important to stay focused on what matters which is great execution, focus on and passion for our mission. So, we do not expect this to impact your day-to-day work or priorities.

→	Are any organizational changes planned as a result of this announcement? Will roles be added or removed?

→	While we will continue to regularly evaluate our structure as EQRx grows and evolves, no changes are planned as a result of what we’ve announced.

→	What is going to change?

→	We have the exact same goals as before and it is business as usual. We will continue to operate the business with the same goals in mind. There are certain policies and procedures that we must all adhere to as a public company and you will be receiving information and training on them before we become a public company, including an insider trading policy that will establish rules regarding when you can trade in EQRx stock.

→	What does this mean for my equity? What will happen to my options? What happens to my restricted stock? How can I learn more about this?

→	Your options to acquire EQRx stock will be converted into the right to buy stock in the new combined entity once the transaction is completed.

→	Your shares of restricted stock will be exchanged for shares of the new combined entity at the closing of the transaction.

→	Be on the lookout for informational sessions to share further details regarding your EQRx equity.

→	Will our benefits stay the same?

→	We do not expect to make any changes to our employee benefits as a result of this transaction.

→	Will our salaries stay the same?

→	We regularly review, and use external firms to provide an objective perspective, on our compensation. We will continue to do so to ensure we provide competitive cash and equity compensation. This will continue when we are a public company. In the meantime, we do not expect to make any changes to our salaries as a result of this transaction.

→	Will our culture stay the same?

→	Our culture is a special part of who we are and as you know, it is really important to us. Be You @EQ will remain a core tenet of who we are! As we write EQRx’s next chapter together, each Warrior, Champion, Dreamer and Disrupter is accountable for upholding the trust, openness, boldness and spirit of curiosity and innovation that defines us.

→	Will we continue to have a “virtual first” approach to working?

→	Our “virtual first” approach is a central part of our culture and it will not change as a result of this transaction

→	What can I post on social media about this?

→	You can reshare the things we share from our corporate social channels BUT you need to use the text options we have provided via Teams General. Or you can reshare our social posts with no additional commentary. Contact the Communications Team with questions.

→	You can like & heart our announcement content on our social channels.

→	Do not create any original content/commentary of your own about the announcement.

→	Do not create any original content/post of your own about our business.

→	Do not link to or post any other articles or other content generated by anyone other than EQRx relating to the transaction.

→	Do not engage in an online dialogue with others in your social media network who comment on the transaction or otherwise attempt to engage with you in an online dialogue about the transaction.

→	Refrain from making any comments about our current business, our future plans or the business combination with anyone outside of EQRx.

→	All internal EQRx communications must remain internal and should not be shared with anyone outside of EQRx. This includes sharing information or statements about the business combination publicly, including all social media channels such as e-mail, Twitter, Facebook, LinkedIn, etc.

→	Will we continue to be able to post on social media once we are a public company?

→	You will be able to continue to post freely about certain topics, such as who you are and what it means to #BeYouAtEQ, as well as your life outside of work. Posts related to our business, however, will not be permitted.

→	We will be rolling out a new social media policy in the near future and will have more information to share on that soon. In the meantime, please be sure to follow the guidance noted above.

What to Do If You’re Asked about This News!

→	People will be asking me about this! What can or can’t I tell friends and family?

→	You may get questions from investors, business partners, family or friends. If that happens, it is critical that you not share any confidential information about our business or our future plans and this information is kept strictly confidential. As a reminder, any information that is not contained on our EQRx corporate website or has not been issued in a press release is considered to be confidential.

→	It is very important that everyone refrain from making any comments about our current business, our future plans or the business combination with anyone outside of EQRx.

→	As mentioned above, all internal EQRx communications must remain internal and should not be shared with anyone outside of EQRx.

→	If you are contacted by anyone outside of the company, including media, industry analysts, or investors, regarding our planned business combination, or regarding EQRx generally, please direct them to media@eqrx.com.

→	What if my friends and family are interested in buying EQRx stock when available?

→	Shares of EQRx will not be publicly traded until we close the transaction, which we expect to be sometime in the 4th quarter of this year. At that point, anyone may purchase or sell EQRx stock. However, we will be adopting an insider trading policy in connection with the closing that will impose restrictions upon your ability to trade in EQRx securities, and will extend to your household members. We will share more information on this policy prior to closing.

→	In the meantime, neither you, your immediate family members, nor others who live in your household, may purchase or sell CM Life Sciences III shares, or warrants or units (Nasdaq: CMLT, and CMLTW and CMLTU, respectively), pending completion of the proposed transaction.

→	Can I purchase shares of CM Life Sciences III in the market?

→	Neither you, your immediate family members, nor others who live in your household, may purchase or sell CM Life Sciences III shares, or warrants or units (Nasdaq:CMLT, and CMLTW and CMLTU, respectively), pending completion of the proposed transaction. Following completion of the transaction, any trades will be governed by an insider trading policy that will be adopted in connection with the closing.

Once the Transaction is Complete: Questions Related to Being a New Public Company

→	Will there be changes to the Senior Leadership Team (SLT)?

→	No. This transaction will not result in changes to the SLT (or to any EQRx-ers). We will continue to evaluate our structure as EQRx grows and evolves as per our normal course of business growth.

→	Will there be any major changes to our strategic direction or OKRs?

→	No. This transaction will not impact our priorities or strategic direction, nor does it change our corporate or individual OKR’s. In fact, we are executing this finance to support our strategy and long-term objectives.

→	Will this transaction cause layoffs or create new roles within EQRx?

→	This transaction is intended to support EQRx’s continued growth. As we continue to grow, we may identify new opportunities for individual and team advancement. There are no layoffs as a result of this transaction.

What This Means for Partners and Prospective Partners

→	What does this mean for our current and potential partners?

→	Our announcement does not change our normal course of business with current or potential partners.

Available Resources and Next Steps

→	I’m a people manager. How can I best support my team in getting answers to their questions?

→	People managers can be most helpful by ensuring EQRx-ers are aware of resources such as this Q&A document and this form where all questions are welcome. It is a reference for eqALL. Due to the many complexities of this transaction, only EQRx-ers authorized to speak about it can do so.

Disclaimers

Cautionary Statement Regarding Forward Looking Statements

This communication contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between EQRx and CM Life Sciences III, including express or implied statements regarding the anticipated benefits of the transaction, the anticipated timing of the transaction, the expected cash proceeds from the transaction, the expected continued listing on Nasdaq, EQRx’s ability to accelerate growth and expand access to innovative medicines, EQRx’s ability to obtain FDA and other approvals of any product candidates in its pipeline, ability to expand its pipeline, and execute on its business strategy with payers, as well as other statements regarding plans and market opportunities of EQRx. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, (ii) the risk that the transaction may not be completed by CM Life Sciences III’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by CM Life Sciences III, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the merger agreement by the stockholders of CM Life Sciences III, the satisfaction of the minimum trust account amount following redemptions by CM Life Sciences III’ public stockholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third-party valuation in determining whether or not to pursue the transaction, (v) the inability to complete the PIPE investment in connection with the transaction, (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement, (vii) the effect of the announcement or pendency of the transaction on EQRx’s business relationships, operating results and business generally, (viii) risks that the proposed transaction disrupts current plans and operations of EQRx and potential difficulties in EQRx employee retention as a result of the transaction, (ix) the outcome of any legal proceedings that may be instituted against CM Life Sciences III or EQRx related to the merger agreement or the transaction, (x) the ability to maintain the listing of CM Life Sciences III’s securities on a national securities exchange, (xi) changes in the competitive and highly regulated industries in which EQRx operates, variations in operating performance across competitors, changes in laws and regulations affecting EQRx’s business and changes in the combined capital structure, (xii) risks associated with EQRX’s ability to implement its business plans, including risks associated with its growth strategy, obtaining regulatory approvals, and creating a global payer network, and other risks associating with its plans to create a new kind of pharmaceutical company, (xiii) the risk of downturns and a changing regulatory landscape in the highly competitive healthcare and biopharmaceutical industries, (xiv) the size and growth of the markets in which EQRx operates and its ability to offer innovative medicines at reduced prices, and (xv) EQRx’s ability to operate as a public company. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of CM Life Sciences III’s registration statement on Form S-1 (File No. 333-253475), the proxy statement/prospectus included in the registration statement on Form S-4 to be filed with the SEC in connection with the transaction and other documents filed by CM Life Sciences III from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and EQRx and CM Life Sciences III assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither EQRx nor CM Life Sciences III gives any assurance that either EQRx or CM Life Sciences III or the combined company will achieve its expectations.

Additional Information and Where to Find It / Non-Solicitation

In connection with the proposed transaction, CM Life Sciences III intends to file a registration statement on Form S-4 with the SEC including the preliminary proxy statement/prospectus. The definitive proxy statement/prospectus will be sent to the stockholders of CM Life Sciences III. CM Life Sciences III and EQRx also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of CM Life Sciences III are urged to read the registration statement, the proxy statement/prospectus, and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction. Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by CM Life Sciences III and EQRx through the website maintained by the SEC at www.sec.gov.

The documents filed by CM Life Sciences III with the SEC also may be obtained free of charge at CM Life Sciences III’s website at https://iii.cmlifesciencesspac.com/ or upon written request to CM Life Sciences III, c/o Corvex Management, 667 Madison Ave, New York, NY 10065.

Participants in Solicitation

CM Life Sciences III and EQRx and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from CM Life Sciences III’s stockholders in connection with the proposed transaction. Information about CM Life Sciences III’s directors and executive officers and their ownership of CM Life Sciences III’s securities is set forth in CM Life Sciences III’s filings with the SEC. To the extent that holdings of CM Life Sciences III’s securities have changed since the amounts printed in CM Life Sciences III’s Registration Statement on Form S-1, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. A list of the names of such directors and executive officers and information regarding their interests in the business combination will be contained in the proxy statement/prospectus when available. You may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or an exemption therefrom.